SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 22, 2004

CORUS GROUP plc
(Translation of Registrant’s Name into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        No X

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        No X

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: September 22, 2004	By	Theresa Robinson

Name: Mrs T Robinson
Group Secretariat Co-ordinator

22 September 2004

Corus Group plc

Under the terms of the leveraged equity acquisition plan (“LEAP”) approved by shareholders at the Annual General Meeting on 22 April 2004, participants may contribute additional amounts from their own resources in addition to the allocation of 50% of their annual bonus as deferred shares in the plan, subject to a maximum of 60% of annual salary.

On 17 September Mr S I Pettifor sold 28,333 ordinary shares of 10p in Corus at 53.25p per share and has contributed the proceeds in the sum of 15,087.32. On the same date Employee Trust which administers the LEAP purchased 28,333 ordinary shares of 10p in Corus Group plc at 53.25p per share.

Following this notification, Mr Pettifor’s beneficial holding remains at 28,333 shares.

End.